Exhibit 99.1

Jeffs’ Brands and Deliverz.AI Sign a Binding Letter of Intent for a U.S. Joint Venture Involving AI-Powered Fully Autonomous Robots

Deliverz.AI flagship robot, Polly, is already in use at Israel’s Sheba Medical Center, ranked the 9th best hospital in the world, according to Newsweek magazine, where it autonomously delivers chemotherapy drugs across complex hospital environments

Tel Aviv, Israel, Nov. 27, 2024 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, announced today that it has entered into a binding Letter of Intent (“LOI”) with Deliverz.AI Ltd. (“Deliverz.AI”), a company focused on artificial intelligence (“AI”) powered fully autonomous multi-purpose robotic platforms. The LOI outlines a plan to establish a joint venture (“JV”) to operate exclusively in the United States, combining the strengths of both companies to introduce AI-powered fully autonomous robotic solutions for healthcare logistics in the United States.

Deliverz.AI specializes in autonomous navigation platforms that streamline logistics operations. Their flagship robot, Polly, is already in use at Israel’s Sheba Medical Center, ranked by Newsweek magazine as the 9th best hospital in the world, where it autonomously delivers chemotherapy drugs across complex hospital environments. The company’s AI-powered platforms are designed for seamless indoor and outdoor navigation, optimizing workflows in healthcare, smart cities, and Industry 4.0 applications.

The service robotics market is projected to reach $84.8 billion by 2028 growing from $41.5 billion in 2023, according to MarketandMarkets. The growing adoption of robots for new applications, the surging use of Interest of Things (IoT) in robots for cost effective predictive medicine and the increasing use of disinfection robots in hospitals are factors driving the growth of this market per MarketandMarkets.

Pursuant to the LOI, Deliverz.AI will provide the license for its proprietary robotics technology and operational software to the JV in consideration of a 50% equity stake in the JV, while Jeffs’ Brands will invest $1 million for a 50% equity stake in the JV. The investment will be paid according to a phased schedule: $100,000 upon the signing of the definitive agreement establishing the JV, $100,000 when the JV secures its first U.S. pilot project, and the remaining $800,000 will be paid in installments until the end of 2025, based on budgets to be agreed upon in the definitive agreement.

The JV will aim to partner with U.S. medical centers, deploying robotics solutions to improve logistics efficiency and enhance healthcare delivery. Both companies are committed to finalizing definitive agreements within 30 days, which will include customary closing conditions, compliance with any regulatory approvals and subject to satisfactory due diligence to be completed by each party. In the event that the results of the due diligence are not satisfactory to one of the parties, the LOI will terminate. There is no guarantee when or if the JV will be completed or if the JV will be successful.

About Jeffs’ Brands Ltd

Jeffs’ Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when discussing the JV, which is subject to the execution of binding definitive agreements and the completion of satisfactory due diligence, the establishment of the JV and the commencement of its operations in the U.S., including partnering with U.S. medical centers and the projected growth in the service robotics market. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel, including the recent attacks by Hamas, Iran, and other terrorist organizations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2024 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com